PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

5 January 2007

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

14 December	***Six monthly block listing review***
15 December	***TeacherVision.com re-launches with improved design, additional content***
18 December	***Voting rights and capital***
21 December	***Non-executive Directors' share purchase plan***
22 December	***Purchase of shares***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dw 1/17

6 monthly blocklisting review
14 December 2006

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SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1988 EXECUTIVE SCHEME

3. Period of return:

From **MAY 2006** To **NOVEMBER 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

106,593

5. Number of shares issued / allotted under scheme during period:

91,232

6. Balance under scheme not yet issued / allotted at end of period

15,361

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,532,398 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

805,818,419

Contact for queries

Name Jennifer Burton
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1998 EXECUTIVE SCHEME

3. Period of return:

From **MAY 2006** To **NOVEMBER 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

24,972

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

24,972

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

876,326 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

805,818,419

Contact for queries

Name Jennifer Burton
Address Pearson plc, 80 Strand, London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1992 US SENIOR EXECUTIVE

3. Period of return:

From **MAY 2006** To ***NOVEMBER 2006***

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

22,374

5. Number of shares issued / allotted under scheme during period:

55,024

6. Balance under scheme not yet issued / allotted at end of period

97,350

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,181,607 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

805,818,419

Contact for queries

Name	Jennifer Burton
Address	Pearson plc, 80 Strand, London, WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

LONGTERM INCENTIVE PLAN

3. Period of return:

From **MAY 2006** To **NOVEMBER 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

34,285

5. Number of shares issued / allotted under scheme during period:

105,450

6. Balance under scheme not yet issued / allotted at end of period

58,835

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

150,000 on 17 October 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

805,818,419

Contact for queries

Name Jennifer Burton
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

EMPLOYEE STOCK PURCHASE PLAN

3. Period of return:

From **MAY 2006** To **NOVEMBER 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

50,917

5. Number of shares issued / allotted under scheme during period:

265,351

6. Balance under scheme not yet issued / allotted at end of period

50,566

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

100,000 on 17 October 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

805,818,419

Contact for queries

Name Jennifer Burton
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

TeacherVision.com Relaunches With Improved Design, Additional Content

15 December 2006

Popular Site Used by 500,000 Teachers A Month

Boston, MA - TeacherVision.com, the Internet site used by 500,000 preK-12 teachers every month, is relaunching with simplified navigation, an improved internal search engine, and new content in such popular features as graphic organizers, printables, lesson plans, and Great Stuff for Teachers, the bi-monthly newsletter that provides timely resources for classroom teachers.

New materials include over 5,000 articles and reviews; 1000+ lesson plans in all subjects; 1000+ printable worksheets, Books On The Run, inexpensive, downloadable books for all specific grade levels; and customizable, easy-to-send e-greeting cards.

Material on the site comes from such respected education-related businesses as the Penguin Group, Pearson Scott Foresman, Pearson Prentice Hall, the National Science Teachers Association, and the Council for Exceptional Children.

"On the new TeacherVision.com, teachers can more quickly, logically, and easily find virtually anything they want to help enhance their curriculum needs," said Sue Ritchie, Director, TeacherVision.com. "We offer a comprehensive site that helps make teachers' lives and jobs easier, reducing stress while increasing productivity. And it's fun, too."

Ritchie continued, "TeacherVision.com is now positioned to welcome a new generation of teachers that bring expectations to the Internet, from design sensibilities and a demand for a wide range of resources, to formats such as podcasts, video, and interactivity."

An annual $29.95 subscription to TeacherVision includes 24/7 access to over 12,000 pages of lessons and resources that span all grade levels and all subject areas, 30% off Penguin and DK books,, and 2 free Books on the Run.

About TeacherVision.com

TeacherVision is the Internet's most popular teacher site for trusted online tools and resources that save time and make learning fun. Resources include a variety of lesson plans, free email newsletters and literature tie-ins, quizzes, and printables to help teachers easily enhance learning and incorporate technology into their classrooms. Partnered with many educational associations, including Association for Supervision and Curriculum Development (ASCD), Council for Exceptional Children (CEC), Reading Is Fundamental (RIF), National Association for Music Education (MENC), American School Counselor Association (ASCA), and the National PTA, TeacherVision strives to be every teacher's trusted source.

About Pearson Education

Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational

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publishing, providing scientifically research-based print and digital programs to help students of all ages learn at their own pace, in their own way. Virtually all students in America learn from a Pearson program at some point in their educational career. The company is home to such renowned publishing brands as Pearson Scott Foresman, Pearson Early Learning, Pearson Learning Group, Pearson Digital Learning, and the Family Education Network. Pearson Education is part of Pearson (NYSE: PSO), the international media company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

Contact:
Rod Granger
Pearson Education
212-782-3486
rod.granger@pearsoned.com

Voting rights and capital
18 December 2006

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Non-Executive Directors' Share Purchase Plan
21 December 2006

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Purchase of shares
22 December 2006

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